Got Served

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales of Product Income	63,621.33
Services	5,000.00
Uncategorized Income	4,223.90
Total Income	**$72,845.23**
GROSS PROFIT	**$72,845.23**
Expenses	
Advertising & Marketing	670.64
Car & Truck	115.00
Contractors	23,282.74
Interest Paid	-0.07
Job Supplies	18,910.91
Meals & Entertainment	576.83
Office Supplies & Software	457.64
Other Business Expenses	1,277.82
Reimbursable Expenses	-38.70
Repairs & Maintenance	1,515.31
Square Fees	18.15
Taxes & Licenses	2,585.06
Uncategorized Expense	25.44
Total Expenses	**$49,396.77**
NET OPERATING INCOME	**$23,448.46**
NET INCOME	**$23,448.46**

Got Served

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (9128)	2,953.41
Money market (3971)	1,000.07
Outtasight Merch	442.14
Total Bank Accounts	**$4,395.62**
Other Current Assets	
Inventory Asset	733.97
Uncategorized Asset	-1,037.74
Undeposited Funds	0.00
Total Other Current Assets	**$ -303.77**
Total Current Assets	**$4,091.85**
TOTAL ASSETS	**$4,091.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Checking	35.40
Total Credit Cards	**$35.40**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	3.40
Total Other Current Liabilities	**$3.40**
Total Current Liabilities	**$38.80**
Total Liabilities	**$38.80**
Equity	
Owner's Pay & Personal Expenses	-19,395.41
Retained Earnings	
Net Income	23,448.46
Total Equity	**$4,053.05**
TOTAL LIABILITIES AND EQUITY	**$4,091.85**

<h1 style="text-align:center">Got Served</h1>

<p style="text-align:center">Statement of Cash Flows</p>
<p style="text-align:center">January - December 2021</p>

	TOTAL
OPERATING ACTIVITIES	
Net Income	23,448.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-733.97
Uncategorized Asset	1,037.74
Checking	35.40
California Department of Tax and Fee Administration Payable	3.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**342.57**
Net cash provided by operating activities	**$23,791.03**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-19,395.41
Net cash provided by financing activities	**$ -19,395.41**
NET CASH INCREASE FOR PERIOD	**$4,395.62**
CASH AT END OF PERIOD	**$4,395.62**